EXHIBIT 8.1

                   , 2011

Crown Exploration Partners, Ltd.
4024 Nazarene Drive
Carrolton, Texas 75010

Re: Crown Exploration Fund I, L.P.

Ladies and Gentlemen:

You have requested our opinion with respect to certain anticipated material U.S. federal income tax consequences of the organization and operation of Crown Exploration Fund I, L.P. (the “Partnership”), which is to be formed pursuant to the form of limited partnership agreement (the “Partnership Agreement”) for the Partnership that is attached as Appendix A to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Prospectus”).  Our opinion is limited in scope only to potential investors that are individual U.S. citizens or residents.  All capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Partnership Agreement.

In rendering our opinion, we have examined such documents as we have deemed appropriate including, but not limited to, the Prospectus and the Partnership Agreement.  With your concurrence, we have assumed for purposes of this opinion the authenticity and proper execution of the aforementioned documents.  We have also assumed that the representations of Crown Exploration Partners, Ltd. set forth in the letter addressed to us, dated            , 2011 (the “Representation Letter”), are true, accurate and complete in all material respects.  We have relied upon the Representation Letter, and have not attempted to verify independently such representations and statements.  Our opinion is based and conditioned on the initial and continuing accuracy of the facts and factual matters stated and assumed as set forth in the Prospectus and the representations set forth in the Representation Letter.

Based upon our analysis of the Partnership Agreement, the facts and factual matters stated and assumed as set forth in the Prospectus, the representations set forth in the Representation Letter, and subject to the qualifications set forth herein, we are of the opinion that:

A.
The Partnership should be classified as a partnership for federal income tax purposes after it is formed and one or more Investor Partners (excluding CEP) is admitted to the Partnership as a Partner pursuant to the terms of the Partnership Agreement.

B.	The Partnership should not be classified as an association taxable as a corporation pursuant to the “publicly traded partnership” rules of Code section 7704.

C.
Prior to conversion to a Limited Partner, an Additional General Partner that owns its interest in the Partnership directly or through an entity that does not limit its liability should not be treated as participating in a passive activity within the meaning of Code section 469 to the extent that the Partnership owns working interests in one or more oil and gas wells, and losses generated from such working interests that are properly allocable to the Additional General Partner should not be limited by the passive activity loss provisions.

D.
The interest of a Limited Partner that has at all times owned only an interest as a Limited Partner in the Partnership should be considered an interest in a passive activity within the meaning of Code section 469, and losses generated therefrom should be limited by the passive activity loss provisions.

E.
The conversion of an Additional General Partner’s interest in the Partnership to a Limited Partner interest should be non-taxable provided that (i) the Partnership’s business continues after conversion and (ii) any reduction in the Additional General Partner’s share of Partnership debt resulting from such conversion should be treated as a cash distribution to such Partner from the Partnership and should cause gain to be recognized to the extent such cash distribution exceeds the adjusted tax basis of such Partner’s interest in the Partnership immediately before the deemed distribution.

In addition, we have reviewed the discussion of the federal income tax consequences set forth in the Prospectus under the heading “Material Federal Income Tax Consequences,” and to the extent such discussion involves matters of law, we are of the opinion that such discussion is correct  in all material respects as of the date hereof, and addresses fairly the principal aspects of each material federal income tax issue relating to an investment in the Partnership by an individual U.S. citizen or resident.

This opinion is expressly limited in scope to the conclusions expressly stated herein, and no opinion is to be implied or inferred with respect to any other issue.  We undertake no obligation to update the opinions expressed herein after the date of this letter.

Our opinion is based solely on the documents that we have examined, the additional information we have obtained, assumptions we have made and the representations that have been made to us.  Our opinion cannot be relied upon if any of the facts contained in such documents or in any such additional information is, or later becomes, inaccurate, or if any assumption we have made is, or later becomes, inaccurate.
The conclusion set forth in this letter is based on relevant provisions and limitations of the Code, the Treasury Regulations promulgated thereunder (including proposed, temporary and final Treasury Regulations), the legislative history of the Code, and interpretations of the Code by the IRS and the courts having jurisdiction over such matters as of the date hereof.  These provisions and interpretations are subject to change, either prospectively or retroactively, and our opinion and advice may be adversely affected or rendered obsolete – perhaps before the formation of the Partnership or the consummation of some or all of the Partnership’s proposed activities described in the Prospectus – by any such change.

A number of issues discussed or referred to in the Prospectus have not been definitively resolved by statutes, regulations, rulings or judicial opinions.  In addition, this opinion is not binding upon the IRS or courts of applicable jurisdiction.  Accordingly, no assurances can be given that the conclusions expressed herein will be accepted by the IRS, or, if contested, would be sustained by a court.

This opinion is solely for your information and assistance with respect to the sale of Units in the Partnership.  Our willingness to render the opinion set forth herein neither implies, nor should be viewed as implying, any approval or recommendation of an investment in a Unit.  Other than as set forth herein, this opinion may not be relied upon by any other person or for any other purposes, nor may it be quoted from or referred to without prior written consent.

This opinion is not applicable as to any individual tax consequences of an investor.  Each prospective investor should seek advice based on the investor’s particular circumstances from an independent tax advisor.

This opinion is not confidential.  There are no limitations on the disclosure by any potential investor in the Partnership to any other person of the tax treatment or tax structure of the Partnership.

We hereby consent to the filing of this opinion as an exhibit to the Prospectus and to all references to our Firm in the Prospectus.

Very truly yours,